FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-12102

  YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
   1           Translation of letter to the Buenos Aires Stock Exchange dated July 24, 2014.

TRANSLATION

Autonomous City of Buenos Aires, July 24, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: YPF S.A. gives notice of an acquisition of Company shares in the market. Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that on July 23, YPF S.A. acquired 15,000 of its ordinary Class D shares in book entry form, with par value of ARS$10 (ten Argentine pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BCBA”), at an average price of ARS$354.19 per share, for a total amount of ARS$5,312,825.45.

That same day, the Company acquired 5,000 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of US$35.68 per ADS, for a total amount of US$178,414.00.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
YPF Sociedad Anónima
Date: July 24, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer